SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 Or 15d-16 Of The
                         Securities Exchange Act of 1934

                           For the month of July, 2004

                  BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
             (Exact name of Registrant as specified in its Charter)

                           LATIN AMERICAN EXPORT BANK
                 (Translation of Registrant's name into English)

                        Calle 50 y Aquilino de la Guardia
                                 Apartado 6-1497
                             El Dorado, Panama City
                               Republic of Panama

              (Address of Registrant's Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F X      Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

                                Yes __      No x

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82____.)


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                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

July 8, 2004

                                    Banco Latinoamericano de Exportaciones, S.A.

                                               By: /s/ Pedro Toll
                                                   -------------------
                                               Name: Pedro Toll
                                               Title:   Deputy Manager


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                                     Bladex [LOGO]

           BLADEX UNVEILS NEW CORPORATE IDENTITY AND BRANDING STRATEGY

             New logo symbolizes Bladex's vision for the future and unique profile as the leader in Latin American trade finance

Panama City, Republic of Panama, July 6, 2004 - Bladex, Banco Latinoamericano de Exportaciones, S.A. (NYSE: BLX), announced the launching of its new corporate identity and branding strategy at a gala held last night and at a seminar held today in Panama City. Before an audience of distinguished executives from Latin American banks, Bladex unveiled its new image, which is the focal point of the new corporate identity. It coincides with Bladex's 25th anniversary, which is being celebrated at events throughout the year with clients, shareholders, business partners and employees.

Gonzalo Menendez Duque, Chairman of Bladex's Board of Directors, stated, "Bladex's new image culminates a period of momentous change at the Bank and symbolizes its continuous commitment to Latin America, contributing to profitable initiatives benefiting many countries throughout the Region. As Bladex celebrates its 25 year anniversary, it emerges in the most financially solid position of its history with a vision to become the financial leader in foreign trade services of Latin America."

Jaime Rivera, Chief Executive Officer, added, "The new branding strategy is clearly aligned with the Company's business goals and is a major step towards optimizing Bladex's client coverage model, segment the client base and initiate cross-selling tactics to capitalize on new product opportunities."

Bladex's new logo, which resembles the shapes of its areas of influence: Central America, the Caribbean and South America, reflects the uniqueness that is synonymous with Bladex.


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While  Bladex's  legal  name  will  continue  to  be  Banco  Latinoamericano  de
Exportaciones, S.A, it will phase out the use of this name for daily business purposes and emphasize the name "Bladex" as it commercial trademark. This measure is aimed at further increasing Bladex's brand recognition.

The launch followed extensive research from external consultant, BrandSpin, who identified Bladex as a highly-committed, professional and reliable lender of choice with its clients throughout Latin America. Based on the conclusions from the research, Bladex is positioning itself as a leading provider of trade finance products, services and funding, and will continue to broaden its services and products portfolio to leverage its strong client relationships and recognition in the Region.

Bladex will introduce its new corporate identity to the international investor community during a series of special events in New York City in October 2004. Management will ring the closing bell at the New York Stock Exchange on October 11th and will host a luncheon with presentations from Mr. Gonzalo Menendez Duque, Chairman of the Board, and Mr. Jaime Rivera, Chief Executive Officer, on October 12th. The details of these events will be announced in the coming weeks.

About Bladex

Bladex is a multinational Bank originally established by the Central Banks of Latin American and Caribbean countries to promote trade finance in the Region. Based in Panama, its shareholders include central and commercial banks in 23 countries of the Region, as well as international banks and private investors. As of June 30, 2004, over its 25 years of operations, Bladex had disbursed accumulated credits of over US$125 billion in the Region.


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Bladex is listed on the New York Stock  Exchange  under the ticker symbol "BLX".
Further investor information can be found at www.blx.com.

Bladex, Head Office, Calle 50 y Aquilino de la Guardia, Panama City, Panama
Attention: Carlos Yap, Senior Vice President, Finance
Tel. No. (507) 210-8581, e-mail: cyap@blx.com,

-or-

Investor relations firm
i-advize Corporate Communications, Inc.
Melanie Carpenter / Peter Majeski
Tel: (212) 406-3690, e-mail: bladex@i-advize.com